AMENDMENT


07001800

[UNI]TED STATES
[SECURITIES AND E]XCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2007
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 8-66816

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EHY Securities (USA), LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 2nd Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Marshall **(212) 479-5782**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

CM

OATH OR AFFIRMATION

I, **Johannes Boeckmann** and **John Marshall** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EHY Securities (USA), LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None.



Signature

President
Title



Signature

Financial and Operations Principal
Title



Notary Public

Randy L. Hill
Notary Public, State of New York
No. 01HI6044053
Qualified in Nassau County
Commission Expires June 26, 2009

This report contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 1503-3.
(i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of cerium', portions r,f this filing, see section 240.17o-5(e)(3).*

EHY SECURITIES (USA), LLC
(A Wholly Owned Subsidiary of Eurohypo Aktiengesellschaft)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Member's equity		$ 405,445
Less non-allowable assets and deductions:		
Prepaid expenses	$ 2,665	
Other receivables	4,527	
		7,192
NET CAPITAL		$ 398,253
TOTAL AGGREGATE INDEBTEDNESS		$ 15,000
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 1,000
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 50,000
MINIMUM NET CAPITAL REQUIRED		$ 50,000
EXCESS NET CAPITAL ($398,253 - $50,000)		$ 348,253
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 15,000	
NET CAPITAL	$ 398,253	3.77%

END

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.